SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON DC 20549


                                   FORM 6-K

                           Report of Foreign Issuer

                     Pursuant to rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                               File No. 0-17140

                        For the month of September 2002
                                  Tomkins plc
                (Translation of registrant's name into English)

                  East Putney House, 84 Upper Richmond Road,
                        London SW15 2ST, United Kingdom
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes....... No...X....

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Exhibit List


99.1 "Notification of Major Interests in Shares," dated September 3, 2002.

99.2 "Annual General Meeting: Trading Update for the three months to 31 July 2002," dated September 6, 2002.

99.3 "Notification of Interests of Directors and Connected Persons," dated September 6, 2002.

99.4 "Tomkins plc to join the FTSE 100 index," dated September 11, 2002.

99.5 "Tomkins acquires US HVAC ducting business," dated September 11, 2002.

99.6 "Notification of Major Interests in Shares," dated September 16, 2002.

99.7 "Notification of Interests of Directors and Connected Persons," dated September 25, 2002.

99.8 "Dealings by Directors - Disclosure of Interest in Shares," dated September 30, 2002.











Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.






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                                  SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           By:        Tomkins plc
                                                      (Registrant)

                                                      /s/ Denise Patricia Burton
Date: October 17, 2002                     By:        --------------------------
                                           Name:      Denise Patricia Burton
                                           Title:     Deputy Company Secretary